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                     U.S. Securities and Exchange Commission
                             Washington, D.C. 20449


                          Notice of Exempt Solicitation
                       submitted pursuant to Rule 14a-6(g)


1.       Name of Registrant:

         Mentor Graphics Corp
         --------------------


2.       Name of person relying on exemption:

         College Retirement Equities Fund
         --------------------------------


3.       Address of person relying on the exemption:

         730 Third Avenue, New York, NY
         ------------------------------


4.       Written materials. The following materials are attached:

         Exhibit 1: Letter from Peter C. Clapman on behalf of Teachers Insurance and Annuity Association - College Retirement Equities Fund







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Ex. 99.1
LETTER
                                                                   Exhibit 1
                                                                   April 5, 2002

Dear Fellow Mentor Graphics Shareholder:

         The College Retirement Equities Fund (CREF), a holder of more than 400,000 shares of common stock in Mentor Graphics, has submitted a shareholder resolution for this year's annual meeting requesting the company to submit all material equity compensation plans and plan amendments to shareholders for approval. We urge you to support our proposal and vote "FOR" on the company's proxy card.

         As a shareholder in Mentor Graphics, you have a vital interest in this issue, because stock options have the potential to dilute your interests over time. At Mentor Graphics, shares granted for compensation purposes plus those available for grant presently equal about 25% of total shares outstanding. Thus, potential dilution from this and any other future option plan can have a significant impact on the value of your holdings without your approval as shareholders.

         We believe the ability of shareholders to vote on such plans should be regarded as a basic shareholder right, and most companies apparently do put all plans to shareholder vote. The SEC estimates that about 20% of public companies award equity compensation without shareholder approval. Moreover, shareholder approval is an important source of discipline, particularly given the temptation of boards and managers to overuse options, since most companies, including Mentor Graphics, do not take an accounting charge for the cost of standard fixed-price stock options.

         Under its 1986 Stock Plan, the Board of Mentor Graphics has authorized issuance of up to 13.5 million shares. Between early 1998 and November 2000, the Board added 7 million shares to this plan, equal to about 11 percent of outstanding shares. We believe the potential to dilute your ownership and/or earnings by this amount is significant, and you, as a shareholder should have the opportunity to vote on a matter of this importance.

         In its proxy statement, the Board of Mentor Graphics makes a number of arguments in response to our shareholder resolution. We believe these arguments do not address the issue we are raising in the resolution--whether shareholders should have the ability to vote on stock option plans. The Board believes it has well-designed equity compensation plans, and that it has been a good manager of these plans. These arguments may be fair, but they more appropriately should be addressed to shareholders in seeking to convince shareholders to approve its equity compensation plans. We believe shareholders have proven to be reasonable in voting on equity compensation plans.

         Although we do not dispute the company's assertion that it complies with federal rules and stock exchange listing requirements regarding equity compensation plans, this point does not negate the policy issues raised by our shareholder proposal. Such proposals are not needed if





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legality is the issue---the purpose of shareholder proposals is to raise issues of board discretion as we do here---and for shareholders to express their views to management and the Board.

         We also would like to clarify one issue raised by the company in its proxy statement response to the CREF resolution. Contrary to the company' assertion, current Nasdaq rules DO allow grants to executive officers from non-shareholder approval plans as long as a majority of participants are not officers or directors, and as long as a majority of grants are made to such employees. Moreover, the Mentor Graphics 1986 Stock Plan as published in November 2000 permits awards "to any officer, key employee or non-employee consultant of Mentor Graphics." Although present company policy is to avoid any grants of non-shareholder-approved grants to officers, we believe there is nothing in current law that prevents the Board from using the plan in the future for executive officer grants

         This shareholder resolution requests the Board to give shareholders the opportunity to approve or disapprove all material equity compensation plans and additions to current plans. Since this issue affects the potential value of your investment, we urge your support for the resolution.

                                Very truly yours,

                                /s/ Peter C. Clapman
                                --------------------
                                    Peter C. Clapman



        PLEASE VOTE "FOR" THE SHAREHOLDER PROPOSAL ON MENTOR'S PROXY CARD

TIAA-CREF is requesting that you cast your votes FOR the shareholder proposal (Proposal 2) on the proxy card sent out by Mentor Graphics for its May 7, 2002, annual meeting. Please note that if you leave the proxy card blank and return it, the company will count your votes against our proposal. TIAA-CREF, which will not be sending out a separate proxy card, is taking no public position on any other item being considered at the annual meeting.